Exhibit 99.1

Corporate Update

Vancouver, British Columbia, Canada, November 24, 2023 – GoldMining Inc. (TSX: GOLD, NYSE American: GLDG) ("GoldMining" or the "Company") announces it has entered into an equity distribution agreement dated November 24, 2023 (the "Distribution Agreement") with a syndicate of agents, including BMO Nesbitt Burns Inc. (the "Lead Agent"), BMO Capital Markets Corp., Canaccord Genuity Corp., Canaccord Genuity LLC, H.C. Wainwright & Co., LLC, Laurentian Bank Securities Inc. and Roth Capital Partners, LLC (together with the Lead Agent, the "Agents"), for a renewed at-the-market equity program (the "ATM Program"). The ATM Program is intended to replace the Company’s at-the-market equity program that commenced in December 2022 and expires on November 27, 2023.

The ATM Program is subject to customary closing conditions, including the filing of prospectus supplements to the Company's: (i) short form base shelf prospectus dated November 24, 2023 that was filed in Canada; and (ii) Registration Statement on Form F-10, originally filed with the United States Securities and Exchange Commission on October 30, 2023, once it becomes effective.

The ATM Program will allow the Company to distribute, over the term of the program, up to US$50 million (or the equivalent in Canadian dollars) of common shares of the Company (the "Offered Shares") to the public from time to time, through the Agents, at the Company's discretion. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement.

Unless terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 31, 2024. Under the Distribution Agreement, sales of Offered Shares will be made by the Agents through "at-the-market distributions" as defined in National Instrument 44-102 – Shelf Distributions on the Toronto Stock Exchange, NYSE American LLC or any other trading market for the Offered Shares in Canada or the United States. Any Offered Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale.

The Company intends to use the net proceeds of any sales under the ATM Program to fund the exploration and development of its mineral properties, including to complete minimum work programs, property payments and other expenditures to maintain the Company's property rights, to fund future acquisitions as may be determined by the Company, and for working capital.

Prior to the ATM Program becoming effective, copies of the Canadian and United States prospectus supplements, as applicable, and the Distribution Agreement will be filed and available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. In addition, the Lead Agent will send copies of such documents to investors upon request.

In Canada:

BMO Nesbitt Burns Inc.
Brampton Distribution Centre C/O
Attention: The Data Group of Companies
9195 Torbram Road
Brampton, Ontario L6S 6H2
Email: torbramwarehouse@datagroup.ca
Telephone: (905) 791-3151, ext. 4312

In the United States:

BMO Capital Markets Corp.
Attention: Equity Syndicate Department
151 W 42nd Street, 32nd Floor
New York, New York 10036
Email: bmoprospectus@bmo.com

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of, the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the United States, Brazil, Colombia, and Peru. The Company also owns more than 21 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.8 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 16.6 million shares of NevGold Corp. (TSXV: NAU).

Contact:

Amir Adnani – Co-Chairman
David Garofalo – Co-Chairman

Alastair Still – Chief Executive Officer

Corporate Office:

1188 West Georgia Street, Suite 1830,

Vancouver, BC, V6E 4A2

Phone: 604.630.1001

Investor Relations: Toll Free: 1.855.630.1001 Email: info@goldmining.com Website: www.GoldMining.com

Forward-looking Information

This news release contains certain forward-looking statements that reflect the current views and/or expectations, including those regarding the expected closing of the ATM Program, intended use of proceeds raised from the ATM Program and the future issuance of Offered Shares thereunder. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: risks that the conditions to effectiveness of the ATM Program may not be satisfied; the Company may not sell any of the Offered Shares or may raise less than the maximum offering amount under the ATM Program; management has broad discretion in the use of proceeds from the ATM Program; delays to project plans caused by governmental restrictions and other future impacts or any other inability of the Company to meet expected timelines for planned project activities, including the timing of proposed project studies and programs; the inherent risks involved in the exploration and development of mineral properties; fluctuating metal prices; proposed studies may not confirm GoldMining's expectations for its projects; unanticipated costs and expenses; risks related to government and environmental regulation; social, permitting and licensing matters; and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2022, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.